FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2004

Commission File Number: 0-16350

WPP GROUP PLC

(Translation of registrant’s name into English)

27 Farm Street, London W1J 5RJ England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Forward-Looking Statements

This report may include forward-looking statements. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations. This exhibit is submitted to enable its contents to be incorporated by reference in future filings by WPP Group plc with the Securities and Exchange Commission.

2	Unaudited Interim Consolidated Financial Statements of WPP Group plc for the six months ended June 30, 2004 and 2003, and Consolidated Financial Statements of WPP Group plc as of the years ended 31 December 2003, 2002 and 2001. This exhibit is submitted to enable these financial statements to be incorporated in future filings by WPP Group plc with the Securities and Exchange Commission.

3	Consent of Deloitte & Touche LLP.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP GROUP PLC
(Registrant)

Date: December 21, 2004	By:	/s/ Paul Richardson
Paul Richardson
Group Finance Director

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